

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Richard L. Stollmeyer
President and Chief Executive Officer
MINDBODY, Inc.
4051 Broad Street, Suite 220
San Luis Obispo, California 93401

> **Re:** **MINDBODY, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on March 27, 2015**
> **CIK No. 0001458962**

Dear Mr. Stollmeyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In January 2015, Reuters published a news article reporting that, according to people familiar with the matter, you selected banks, including Morgan Stanley, Credit Suisse and UBS, for a potential initial public offering, which could come in the second or third quarter and that could value the company at more than $700 million. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this information and outline the steps you have taken and procedures you have adopted to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

2. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is

included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Please expand the disclosure on the prospectus cover page, Prospectus Summary and Risk Factors to briefly identify who owns your Class B common stock.

5.   Please revise your artwork to indicate the date or period you achieved the highlighted metrics.

6.   Please supplementally provide us with support for the following assertions. To the extent such assertions are management's belief, please clarify.

- "Millions of wellness businesses around the world are looking for a simple, efficient and reliable way to manage their operations."
- "…employers become increasingly focused on wellness programs to improve the health, fitness and productivity of their employees…"
- "People are becoming increasingly health conscious, recognizing the benefits of regular physical exercise and therefore seeking to achieve a healthy weight and fitness level, thus driving the demand for health and fitness services such as CrossFit, yoga, Pilates and various others contemporary workout methods."
- "While decades ago individual spending on exercise classes and spa and salon services was minimal, consumers across generations today are increasingly willing to allocate a significant portion of their disposable income to wellness services."
- "In developed markets, the aging population is demanding more of these services. In the United States, the aging baby boomer generation is expected to be a source of accelerating growth for the industry going forward. In emerging markets, urbanization is driving demand for these services since there are more social interactions that result in greater spending on salon and spa services."
- "Consumers are increasingly seeking more personalized and effective wellness experiences and are opting for smaller businesses that are more conveniently located and cater to individual needs and preferences…"

Also provide supplemental support for the seven insights listed on page 87.

Prospectus Summary

Overview, page 1

7.   Please identify the bases on which you have concluded that you are "the leading global" online wellness marketplace, and "the largest" payments platform dedicated to the wellness services industry. Also explain how you have concluded that you offer "the most complete online client scheduling capability."

8.   You state that your platform helps your subscribers boost revenues. Please explain the basis for this statement and tell us how you measure the impact of your services on subscribers' revenue.

9.   We note your statement that the MINDBODY Connect platform is powered by a mobile and web interface. However, the functionalities you identify do not appear to be accessible over the web interface. Please advise or revise.

10.   You state that active consumers are "all unique consumers have used [y]our platform to transact with [y]our subscribers during the immediately preceding two years." Tell us what consideration you have given to disclosing active consumers as a key metric and explain why a two-year period is used measure active consumers, whereas the period end is used to measure your other key metrics. Further, explain whether a consumer who completed a transaction on your platform in 2013 is included in both the 2013 and 2014 data.

11.   We note the risk factor on page 30, "[t]he number of actual consumers using our platform may be lower than the number we have estimated." Please include a similar statement in your definition of active consumers and provide an estimate of the percentage of consumers that you believe to be duplicates, or advise.

Our Market Opportunity, page 6

12.   In describing your market opportunity, you estimate your current market penetration to be less than 1% and state that you are well positioned to capture a significant portion of global software and payments spending in the wellness services industry. Please balance this disclosure to discuss the market penetration of your competitors and avoid the implication that the address market is not occupied by your competitors.

Risk Factors

Risks Related to Our Business, page 17

General

13.   Some of your risk factors appear to combine separate risk factors under one heading. Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. For example only, we refer you to the last risk factor on page 18 and the risk factor on page 21.

"We are subject to risks related to our reliance on third-party processing partners. . .," page 19

14.   We note that the last paragraph of this risk factor is not related to the risk factor caption. Please consider adding a separately captioned risk factor for the risks discussed in the last paragraph.

Market, Industry and Other Data, page 50

15.   Please provide us with the relevant portions of each industry research report you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports, in addition to the Frost and Sullivan report, were prepared for you or for this offering.

16.   Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified the accuracy or completeness of the data contained in the industry publications and reports. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 65

17.   We note your statement that for typical subscribers, their subscriptions automatically renew each month. Please tell us what consideration you have given to disclosing the average subscription period for fiscal years 2012, 2013 and 2014.

Key Metrics, page 67

18.   Please discuss trends in your key metrics and any related material impacts on your business. For example, it appears that the growth rates of subscribers, average monthly

revenue per subscriber and payments volume all appear to be slowing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

19.   Please tell us what consideration you have given to quantifying the number of subscribers based on the functionality levels of Solo, Grow, Pro and Accelerate. In this regard, we note that the subscription rates depend on product functionality.

20.   Please tell us what consideration you have given to quantifying the number of corporate wellness subscribers. In this regard, we note that one of your key strategies is to increase your subscriber footprint in the corporate wellness market and rely on corporate wellness subscribers to create a network effect to expand your subscriber and consumer base.

21.   You indicate in your risk factors on page 23 that reduced subscriber retention could harm your business and on page 18 that your operating results depend substantially on your subscribers renewing their subscriptions. Given the impact of retention and renewal on your business and operating results, please tell us what consideration was given to including renewal rates for subscriptions during the periods presented or retention rates (i.e., the percentage of subscribers on the last day of the prior year or quarter who remain clients on the last day of the current year or quarter). In addition, tell us your consideration for disclosing the subscribers at the end of the period with a breakdown of new and existing clients. Further, to the extent material, discuss any known trends relating to retention, renewals (subscription or customer), or new clients. We refer you to Section III.B of SEC Release No. 33-8350.

22.   The percentage of revenues attributable to geographic regions other than the United States has steadily increased from 14% in 2013 to 16% in 2014, and throughout the registration statement, you discuss your plans to expand your subscriber base, partnerships and sales force internationally. Please tell us what consideration you have given to disclosing your key metrics on a geographic basis. Address whether there are any material geographic differences or trends. See Item 303(a) of Regulation S-K, and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

Results of operations, page 71

23.   You disclose that your platform must be integrated with a variety of network, hardware, mobile, and software platforms and technologies. Please tell us how you considered Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, which require the disclosure of significant components of revenue and expense that are necessary in order to understand the results of operations. If such products are significantly contributing revenue and are impacting your revenue trends, you should discuss and analyze your revenue by these streams.

24.   We note that you disclose that you selected the 2011 Cohort as a representative set of subscribers for an analysis of contribution margins. We further note that you disclose

that the 2011 Cohort cannot predict whether revenue will continue to grow at the rate of growth experienced through December 31, 2014 or whether the growth rate of other cohorts will be similar to that of the 2011 Cohort. Please tell us what consideration you gave to providing an analysis of contribution margins for other cohorts.

Liquidity and Capital Resources, page 78

25.   Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows (e.g., quantify the amounts and types of cash receipts from customers, amounts of cash payments to service providers or employees, etc.). We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Revenue Recognition, page 81

26.   On page 68, you disclose that your platform is integrated with the software provided by your technology partners, and you offer support services. Further, we note that you offer payment process services. Please clarify if you have determined these arrangements to be comprised of multiple elements. If so, explain how you identified the separate units of accounting pursuant to ASC 605-25-25-5. In this regard, tell us how you are accounting for such arrangements, whether you consider the elements to be separate units of accounting, whether you have any obligations to refund any fees, how the revenues for each of the elements are recognized, and what consideration was given to providing the disclosures contained in ASC 605-25-50-1 through 50-2.

27.   Please clarify whether the product and other revenues line item includes the sale of hardware, embedded software, and support services. If so, please provide an analysis of how you are accounting for each element within these arrangements and describe your basis for how you allocate the fee to each unit of accounting. In addition, tell us how you evaluated whether these deliverables are part of a multiple element arrangement along with the subscription services and payment process offerings. We refer you to ASC 985-605-15-4A and 605-25-25.

28.   We note that you earn payment revenues from transaction fees. Please explain in further detail, how you have made the determination to report the transaction fee gross instead of net of transaction process fees paid to your third-party payment processors. Further, we note that you have revenue share arrangements with your technology partners who provide software offerings integrated with your platform. Please clarify whether you are reporting revenue gross or net of the revenue share in these arrangements. We refer you to ASC 605-45-45. In addition, tell us what consideration you gave to disclosing the amounts paid to your partners within your results of operation discussion.

29.   We note that in connection with the acquisition of new subscribers, you incur and recognize significant upfront costs. Please tell us whether you collect any upfront fees and how you are recognizing the fees. If so, please describe how you are recognizing this fee as revenue.

Business

Key Benefits to Marketplace Constituents, page 98

Benefits to Consumers, page 99

30.   It is unclear why you discuss the rise and proliferation of wearable fitness trackers under the *Central Database for Wellness Activities* bullet point. Please tell us, with a view toward revised disclosure, whether your Connect mobile app syncs with any wearable fitness trackers.

Management

Committees of Our Board of Directors, page 117

31.   You disclose that Mr. Newton is a partner at Catalyst Investors and that Mr. Liaw is a general partner at Institutional Venture Partners. Affiliates of Catalyst Investors currently beneficially own 15.5% of your common stock, and affiliates of Institutional Venture Partners currently beneficially own 10.0% of your common stock. Please provide us with your analysis in support of the board's determination that Messrs. Newton and Liaw will satisfy the requirements for independence under the rules of the stock exchange on which you plan to list and the Commission. In this regard, explain to us how you concluded Mr. Liaw independent for the purposes of Exchange Act Rule 10A-3(b)(1) and Mr. Newton is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Principal Stockholders, page 135

32.   Footnotes (4) and (6) on page 136 state, in relevant part, that "[n]o stockholder, partner, director, officer, manager, member or employee of Deer VIII L.P. or Deer VIII Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the Bessemer Venture Partners Entities." Please provide us with a brief legal analysis supporting your belief that a registrant may issue a disclaimer of beneficial ownership, or delete the disclaimer. In this regard, we note that Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Note 9. Redeemable Convertible Preferred Stock, page F-23

33.   Please provide your analysis of why the amendments to Series A, B, C, and D convertible redeemable preferred shares represents a modification instead of an extinguishment. In addition, clarify why the modification is recorded as a deemed capital contribution. Cite the accounting literature that supports your accounting.

Note 11. Stock-based Compensation, page F-27

34.   We note that you disclose on page 124 that the time at which any restrictions may lapse or be removed for restricted stock may be accelerated under certain terms, conditions, and vesting criteria determined by the administrator. Please tell us if restricted stock provides for accelerated vesting should there be a change in control and describe the terms, conditions, and vesting criteria of such awards. Additionally, if applicable, tell us whether the accelerated vesting of restricted stock upon the completion of an IPO has been included in the pro forma effects.

Note 12. Income Taxes, page F-30

35.   We note that you disclose that with a few exceptions, the company is no longer subject to U.S. federal income tax examinations for the years before 2009 or state income tax examinations for the years before 2008. Please tell us what consideration was made in disclosing the tax years that remain subject to examination. We refer you to ASC 740-10-50-15(e).

36.   Tell us what consideration you gave to providing the unrecognized tax benefit related disclosures outlined in ASC 740-10-50-15 and 15A.

Note 14. Segments and Information by Geographic Location, page F-33

37.   We note that you currently disclose "Other" revenue as a geographic segment. Please tell us if any specific countries in "Other" revenue are material to your consolidated revenues and what consideration was given to ASC 280-10-50-41(a).

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

Common Stock Issuance, page II-3

38.   Please revise to describe the services rendered in connection with the common stock issuance. See Item 701(c) of Regulation S-K.

Shares Issued in Connection with Acquisitions, page II-3

39.   Please revise to provide the facts relied upon to make the exemptions available for your issuances of common stock in connection with the acquisitions. See Item 701(d) of Regulation S-K.

              You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, me at (202) 551-3735 with any other questions.

                                                    Sincerely,

                                                    /s/ Barbara C. Jacobs

                                                    Barbara C. Jacobs
                                                    Assistant Director

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati